Exhibit 99.1

BLACK DIAMOND’S LIBERTY VALLEY WINE SPONSORS BUSINESS EXPO AT MADISON SQUARE GARDEN IN NEW YORK CITY

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Oct. 15, 2007) - Black Diamond Brands Corp. “BDB” (OTCBB:BDMHF), the "Company", is pleased to announce that its Liberty Valley Wine will be the official wine sponsor at the upcoming “Taste of New York” held at Madison Square Garden in New York City on January 31, 2008.

Liberty Valley Wine in conjunction with the Greater New York Chamber of Commerce and its partners which include Air America, Hilton Grand Networks, the Journal News, Staples, the US Postal Service and the New York Sun will support the “Taste of New York” and host this sensational networking session with hundreds of Chamber members in attendance.  The “Company” anticipates a tremendous opportunity to showcase its premium wine brands at Madison Square Garden as well as create awareness and support for the American Diabetes Association.

The “Company” is also pleased to report that a shipment of Liberty Valley Valor Series Cabernet Sauvignon and Chardonnay has been received by the Soldiers, Sailors, Marines, Coast Guard and Airman’s club in New York City.  Inventory is now on hand and available to begin supplying the New York market.

About Liberty Valley Wine LLC:

Liberty Valley Wine LLC is a Delaware Limited Liability Company that was formed May 16, 2005. The Company owns five registered trademarks featuring high definition, photographed images of the Statue of Liberty on wine labeling in the United States of America. The Statue, perhaps the most recognized historical monument, an image of which is on each and every bottle of Liberty Valley Wine. Finding the right strategic partner was difficult. Not only did the wine quality have to meet very high standards but the cause had to reflect the Company's commitment to a world where freedom is a standard against which all societies are measured. For shareholders, the ownership of this intellectual property is invaluable and represents a brand with an everlasting identity.

About Black Diamond Brands Corp.:

Black Diamond Brands Corp. is a Vancouver, Canada domiciled company that was incorporated on December 28, 2000. The Company and wholly owned subsidiary, Liberty Valley Wine, LLC are engaged in the bottling, importation, distribution, marketing, and brand creation of premium wines and spirits to consumers worldwide.

All company filings may be viewed on www.sec.gov and through the Edgar filing System.

Forward Looking Statements. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. All wine and spirit statistics were sourced from the Adams Beverage Group Liquor Handbook, Gomberg-Fredrikson Report, and the International Wines & Spirits Record, Wine Spectator.

FOR FURTHER INFORMATION PLEASE CONTACT:

Black Diamond Brands Corp. Brad J. Moynes CEO (604) 646-5620 or Toll Free: 1-877-646-5635 Website: www.blackdiamondbrands.com	Oak Ridge Winery LLC - Sales Information and Distribution Nicholas Karavidas GM & Director of Winemaking (209) 369-4758 Website: www.libertyvalleywine.com